Exhibit 21.1

List of Significant Subsidiaries	Jurisdiction of Incorporation or Organization
BP Brazil US Subco LLC	Delaware
Brookfield Power US Holding America Co.	Delaware
Isagen S.A. E.S.P.	Colombia
TerraForm Power NY Holdings, Inc.	New York